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                     [LETTERHEAD OF PATAPSCO BANCORP, INC.]


                                                                 March 15, 2009



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Patapsco Bancorp, Inc.
                  Form 10-K for Fiscal Year Ended June 30, 2008
                  Filed September 29, 2008
                  Forms 10-Q for Fiscal Quarters Ended September 30, 2008 & December 31, 2008 File Number: 000-28032

Ladies and Gentlemen:

         On behalf of Patapsco Bancorp, Inc., a Maryland corporation (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated March 5, 2009, with respect to the Company's Form 10-K for the Year Ended June 30, 2008 (the "Form 10-K") and the Company's Form 10-Q (the "Form 10-Q") for Fiscal Quarters Ended September 30, 2008 and December 31, 2008. The Company's responses to the staff's comments are set forth below.


COMMENT #1:

We note that as of June 30, 2008, your unallocated allowance represented $820K, or approximately 45% of your total allowance for loan losses, and that there was no unallocated allowance in any of the prior periods presented. We also note your disclosure that the unallocated portion of the allowance is intended to reflect uncertainty created by the local housing market and the slowing economic environment. Please tell us and revise your future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount, to support the amounts presented in your allocation of the allowance for loan losses table on page 15. Additionally, please provide us with your allocation of the allowance for loan losses table as of December 31, 2008.

RESPONSE TO COMMENT 1:

We utilize historical loss rates to estimate normal, recurring losses on our homogenous loan portfolio segments, specifically, residential mortgage loans, consumer loans and commercial leases (which consist of small equipment leases). Historical loss rates are just one consideration for our other loan segments, specifically commercial real estate and business loans; however, with the exception of one construction loan in the past year, we have had minimal losses in the commercial segments of our loan portfolio.

At June 30, 2008, our review of the loan portfolio indicated that the level of watch list loans was increasing, delinquencies were increasing and the overall portfolio was experiencing stress as we noticed an increased frequency of loans going 30 days delinquent and then being brought current. In addition, the risk profile of the loan portfolio had increased as there was a shift to commercial real estate loans while residential mortgage loans had declined.

A review of watch list loans is an important consideration in estimating losses in the commercial real estate and business segments of the portfolio. As noted above, the level of watch list loans had increased; however, in reviewing individual credits, including those considered impaired in accordance with SFAS 114, the level of estimated losses were small.

Accordingly, our methodology for estimating and allocating losses to the various loan segments suggested a generally low level of losses. Please note that we partially charged off our largest non-performing commercial loan in the quarter ended June 30, 2008 based on the facts and circumstances of that loan. Notwithstanding these analyses, we were concerned with the trends noted above within the loan portfolio as well as the trends in the economy and the real estate market. While not officially in a recession, the real estate market was continuing to deteriorate although our market (primarily the central Maryland region) was performing somewhat better than the national economy. In addition, we were concerned with the level of loan loss reserve to 1) non-performing

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loans, 2) watch list loans and 3) substandard loans (within the watch list loans). Accordingly, after providing for the previously mentioned estimated losses, we ended up with an unallocated reserve of $820,000. Important considerations in our determination were to have our reserve to non-performing loans consistent with recent trends, and to provide coverage ratios in relation to watch list loans (39%) and substandard loans (27%) that were consistent with an economy in recession and the state of the real estate market at June 30, 2008.

In conclusion, after considering the components of our loan portfolio (including recent trends), a review of watch list loans, delinquencies and historical losses, an assessment of economic conditions and consideration of our internal underwriting and loan origination standards (including recent changes in response to environmental factors) we feel that our reserve at June 30, 2008 was adequate for regulatory and SEC purposes including the unallocated reserve of $820,000.

The following represents the allocation of the loan loss reserve as of December 31, 2008.

                                               Total        % of Loan
                                            Reserve at       to Total
                                            12/31/2008        Loans
                                            ----------      ----------
           Real Estate Mortgage:
              Residential Real Estate      $   120,361         28.9%

              Commercial Real Estate           202,181         19.0

              Construction                   1,205,398         12.4

              Consumer and Other               423,403          8.2

              Commercial Business              203,035         25.9
              Commercial Leases                492,292          5.9
                                           -----------       ------
                                             2,646,673          100

              Unallocated                      253,327           --
                                           -----------       ------
                                           $ 2,900,000          100%
                                           ===========       ======

The reduction in the unallocated portion of the loan loss reserve at December 31, 2008 is the result of our normal loan loss reserve methodology in addition to normal refinements made to improve the quality of the process and the resultant estimate of losses. At December 31, 2008, we were able to obtain clarity as to the risk of losses and in which segments of the loan portfolio these potential losses resided. In addition, the overall reserve is $1.1 million higher than at June 30, 2008. As a result of both of these factors, each of the loan segments reflect a significantly higher dollar amount of reserves assigned to them.

COMMENT #2:

We note that as of December 31, 2008 you had troubled debt restructuring of $2.254M, which consists of a $1.55M real estate construction loan and a $704K SBA loan. Your disclosure furthers states that based upon the modified loan terms, you expect to collect all principal and interest. Please note that paragraph 8 of SFAS 114 requires you to assess collectability of all principal and interest payments based upon the original loan terms. Please tell us whether, as a result of the modification of the terms of these loans, you recorded any impairment charge and tell us how you determined whether or not an impairment has occurred considering the guidance in paragraphs 8-16 of SFAS 114.

RESPONSE TO COMMENT 2:

With regards to the $704,000 SBA loan, in accordance with paragraphs 8-16 of SFAS 114, we compared the present value of the cash flows of the restructured loan, using the original loan's effective interest rate as the discount factor, to the present value of the cash flows of the original loan. In accordance with paragraph 8 of SFAS 114 which states, "A loan is impaired when...it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement," this loan was determined to be impaired. We calculated an impairment charge of $5,000 which we deemed immaterial.

The restructured real estate construction loan totaling $1.55 million was a troubled debt restructuring at June 30, 2008. This restructuring entailed deferring a portion of the interest on the loan. While we were charging the customer prime plus 1.50% (6.50% at June 30, 2008), we were only billing them at the 5.00% level. The difference was being deferred - to be collected at the maturity date of the loan. The loss was the time value of the interest deferred and amounted to less than $5,000, which was deemed immaterial. As this loan has been performing in accordance with the restructured terms for six months as of December 31, 2008, this loan is no longer considered to be impaired.

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In addition, on behalf of the Company, the undersigned acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Commission staff;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


         Please direct any further comments or questions to the undersigned or Bill Wiedel, Senior Vice President, Chief Financial Officer at (410) 285-9327.


                                        Sincerely,

                                        /s/ Michael J. Dee

                                        Michael J. Dee
                                        President and Chief Executive Officer


cc:     Amit Pande, Securities and Exchange Commission
        John Spitz, Securities and Exchange Commission
        Joel Rappoport, Kilpatrick Stockton, LLP
        Keith Cenekofsky, Beard Miller Company LLP